UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

SHARECARE, INC.

(Name of the Issuer)

Sharecare, Inc.
Impact Acquiror Inc.

Impact Merger Sub Inc.

Impact Aggregator LP
Impact Upper Parent Inc.

Altaris, LLC

Altaris Health Partners V, L.P.

AHP V GP, L.P.

Altaris Health Partners V-A, L.P.
Claritas Capital Fund IV, LP
Claritas Dozoretz Partners, LLC
Claritas Irby, LLC
Claritas Opportunity Fund 2013, LP
Claritas Opportunity Fund II, LP
Claritas Sharecare CN Partners, LLC
Claritas Opportunity Fund IV, L.P.
Claritas Cornerstone Fund, LP
Claritas Sharecare 2018 Notes, LLC
Claritas Sharecare Notes, LLC
Claritas Sharecare 2019 Notes, LLC
Claritas Opportunity Fund V, LP
Claritas SC Bactes Partners, LLC
Claritas SC Partners, LLC
Claritas Sharecare F3 LLC
Claritas Sharecare-CS Partners, LLC
Claritas Frist Partners, LLC
Claritas Sharp Partners, LLC
Claritas Sharecare Partners, LLC
Claritas Irby Partners II, LLC
Claritas Capital SLP - V, GP
CC Partners IV, LLC
CC SLP IV, GP
Claritas Capital, LLC
CC SLP V, GP
Claritas SCB SLP, GP
CC Partners V, LLC
Claritas Capital EGF - V Partners, LLC
Claritas Capital EGF - IV Partners, LLC
Claritas SC-SLP, GP
Claritas Opportunity Fund Partners II, LLC
Claritas Capital Management Services, Inc.

John H. Chadwick
Jeffrey T. Arnold
Arnold Media Group, LLC
JT Arnold Enterprises, II LLLP
(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81948W104
(CUSIP Number of Class of Securities)

Carrie Ratliff Chief Legal Officer Sharecare, Inc. 255 East Paces Ferry Road NE, Suite 700 Atlanta, Georgia 30305 Tel: (404) 671-4000

Impact Acquiror Inc.

Impact Merger Sub Inc.

Impact Aggregator LP
Impact Upper Parent Inc.

Altaris, LLC

Altaris Health Partners V, L.P.

AHP V GP, L.P.

Altaris Health Partners V-A, L.P.
c/o Altaris, LLC
10 East 53rd Street, 31st Floor
New York, New York 10022
Tel: (212) 931-0250

John H. Chadwick
Claritas Capital Fund IV, LP
Claritas Dozoretz Partners, LLC
Claritas Irby, LLC
Claritas Opportunity Fund 2013, LP
Claritas Opportunity Fund II, LP
Claritas Sharecare CN Partners, LLC
Claritas Opportunity Fund IV, L.P.
Claritas Cornerstone Fund, LP
Claritas Sharecare 2018 Notes, LLC
Claritas Sharecare Notes, LLC
Claritas Sharecare 2019 Notes, LLC
Claritas Opportunity Fund V, LP
Claritas SC Bactes Partners, LLC
Claritas SC Partners, LLC
Claritas Sharecare F3 LLC
Claritas Sharecare-CS Partners, LLC
Claritas Frist Partners, LLC
Claritas Sharp Partners, LLC
Claritas Sharecare Partners, LLC
Claritas Irby Partners II, LLC
Claritas Capital SLP - V, GP
CC Partners IV, LLC
CC SLP IV, GP
Claritas Capital, LLC
CC SLP V, GP
Claritas SCB SLP, GP
CC Partners V, LLC
Claritas Capital EGF - V Partners, LLC
Claritas Capital EGF - IV Partners, LLC
Claritas SC-SLP, GP
Claritas Opportunity Fund Partners II, LLC
Claritas Capital Management Services, Inc.
c/o Claritas Capital
30 Burton Hills Blvd, Suite 500
Nashville, Tennessee 37215
	Tel: 615-665-8250	Jeffrey T. Arnold Arnold Media Group, LLC JT Arnold Enterprises, II LLLP 255 East Paces Ferry Road NE, Suite 700 Atlanta, Georgia 30305 Tel: (404) 671-4000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Mark Gordon Meng Lu Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Tel: (212) 403-1000	David Feirstein William Lay Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Tel: (212) 446-4800	Jackie Cohen Carolyn Vardi Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Tel: (212) 596-9000	Rahul Patel King & Spalding LLP 1180 Peachtree Street, NE Atlanta, Georgia 30309 Tel: (404) 572-4600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

-i-

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) to the Transaction Statement on Schedule 13E-3 (as amended hereby, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Sharecare, Inc., a Delaware corporation (“Sharecare” or the “Company”) and the issuer of the common stock, par value $0.0001 per share (the “Sharecare Common Stock”); (2) Impact Acquiror Inc. (“Parent”), a Delaware corporation and an affiliate of Altaris, LLC, a Delaware limited liability company (“Altaris”); (3) Impact Aggregator LP, a Delaware limited partnership and an affiliate of Altaris (“TopCo LP”); (4) Impact Upper Parent Inc., a Delaware corporation and an affiliate of Altaris (“TopCo Inc.”); (5) Impact Merger Sub Inc., a Delaware corporation, a wholly owned subsidiary of Parent and an affiliate of Altaris (“Merger Sub”, and together with Parent, the “Buyer Parties”); (6) each of the following Persons: (a) Altaris, (b) Altaris Health Partners V, L.P., a Delaware limited partnership, (c) AHP V GP, L.P., a Delaware limited partnership, and (d) Altaris Health Partners V-A, L.P., a Delaware limited partnership; (7) each of the following Persons: Claritas Capital SLP – V, GP, a Tennessee general partnership, CC Partners IV, LLC, a Delaware limited liability company, CC SLP IV, GP, a Tennessee general partnership, Claritas Capital, LLC, a Delaware limited liability company, CC SLP V, GP, a Tennessee general partnership, Claritas SCB SLP, GP, a Tennessee general partnership, CC Partners V, LLC, a Delaware limited liability company, Claritas Capital EGF – V Partners, LLC, a Delaware limited liability company, Claritas Capital EGF – IV Partners, LLC, a Delaware limited liability company, Claritas SC-SLP, GP, a Tennessee general partnership and Claritas Opportunity Fund Partners II, LLC, a Delaware limited liability company; and (8) each of the following Persons (each, a “Rollover Stockholder,” and collectively, the “Rollover Stockholders”): (a) John H. Chadwick; Claritas Capital Fund IV, LP, a Delaware limited partnership; Claritas Dozoretz Partners, LLC, a Delaware limited liability company; Claritas Irby, LLC, a Delaware limited liability company; Claritas Opportunity Fund 2013, LP, a Delaware limited partnership; Claritas Opportunity Fund II, LP, a Delaware limited partnership; Claritas Sharecare CN Partners, LLC, a Delaware limited liability company; Claritas Opportunity Fund IV, L.P., a Delaware limited partnership; Claritas Cornerstone Fund, LP, a Delaware limited partnership; Claritas Sharecare 2018 Notes, LLC, a Delaware limited liability company; Claritas Sharecare Notes, LLC, a Delaware limited liability company; Claritas Sharecare 2019 Notes, LLC, a Delaware limited liability company; Claritas Opportunity Fund V, LP, a Delaware limited partnership; Claritas SC Bactes Partners, LLC, a Delaware limited liability company; Claritas SC Partners, LLC, a Delaware limited liability company; Claritas Sharecare F3 LLC, a Delaware limited liability company; Claritas Sharecare- CS Partners, LLC, a Delaware limited liability company; Claritas Frist Partners, LLC, a Delaware limited liability company; Claritas Sharp Partners, LLC, a Delaware limited liability company; Claritas Sharecare Partners, LLC, a Delaware limited liability company; Claritas Irby Partners II, LLC, a Delaware limited liability company; and Claritas Capital Management Services, Inc., a Tennessee corporation (collectively, the “Claritas Rollover Stockholders”) and (b) Jeffrey T. Arnold, Arnold Media Group, LLC, a Delaware limited liability company, and JT Arnold Enterprises, II LLLP, a Georgia limited liability limited partnership.

This Transaction Statement relates to the Agreement and Plan of Merger, dated June 21, 2024 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among Sharecare, Parent and Merger Sub. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Merger Sub will merge with and into Sharecare, with Sharecare surviving the Merger as a subsidiary of Parent (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each share of Sharecare Common Stock issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below), will be cancelled and automatically converted into the right to receive cash in an amount equal to $1.43 per share, without interest (the “Merger Consideration”), subject to any applicable withholding taxes. Each share of Sharecare’s Series A convertible preferred stock, par value $0.0001 per share (the “Sharecare Preferred Stock”), issued and outstanding immediately prior to the Effective Time will not be converted into the right to receive the Merger Consideration and will remain issued and outstanding following the Effective Time. As a result of the Merger, Sharecare will cease to be a publicly traded company.

The “Excluded Shares” consists of: (i) any shares that are owned by Sharecare and not held on behalf of third parties; (ii) any shares that are owned by Merger Sub; (iii) any shares of Sharecare Preferred Stock; (iv) any shares that are held by Sharecare stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who are entitled to exercise and have properly and validly exercised and not withdrawn their statutory rights of appraisal in respect of such shares of Sharecare Common Stock in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) (the “Dissenting Shares”); (v) any shares that are owned by Parent; (vi) any shares subject to that certain Earnout Escrow Agreement, dated July 1, 2021, by and among Falcon Capital Acquisition Corp., Colin Daniel, Falcon Equity Investors LLC and Continental Stock Transfer & Trust Company (the “Earnout Shares”); and (vii) any Rollover Shares (as defined below), in each case, that are issued and outstanding immediately prior to the Effective Time.

In connection with execution of the Merger Agreement, (i) Mr. Arnold entered into a rollover agreement, dated June 21, 2024, with TopCo LP and TopCo Inc.; and (ii) the Claritas Rollover Stockholder, entered into a rollover agreement, dated June 25, 2024, with TopCo LP and TopCo Inc. (such rollover agreements, collectively, the “Rollover Agreements”), pursuant to which, among other things, such Rollover Stockholders agreed to vote all of their respective shares of Sharecare Common Stock (whether or not such shares constitute Rollover Shares that are rolled over pursuant to the Rollover Agreements) in favor of the adoption of the Merger Agreement, subject to certain terms and conditions contained in the applicable Rollover Agreements. In addition, pursuant to the Rollover Agreements, (1) immediately prior to the Effective Time, each of the Rollover Stockholders will, among other things, directly or indirectly through a series of related transactions contribute (the “TopCo Contribution and Exchange”) a portion of the shares of Sharecare Common Stock (the “Rollover Shares”) he or it respectively owns to TopCo Inc., the parent entity of Parent, in exchange for equity interests of TopCo Inc. (the “TopCo Shares”); (2) immediately following the TopCo Contribution and Exchange and immediately prior to the Effective Time, each of the Rollover Stockholders will contribute all of the TopCo Shares he or it respectively owns as a result of the TopCo Contribution and Exchange to TopCo LP, the parent entity of TopCo Inc., in exchange for equity interests of TopCo LP; and (3) immediately following the TopCo Contribution and Exchange and immediately prior to the Effective Time, TopCo Inc. will contribute the Rollover Shares to Parent, and each Rollover Share will automatically be converted into one share of common stock of the Surviving Corporation upon the consummation of the Merger. The Rollover Shares to be contributed by Mr. Arnold will consist of all shares of Sharecare Common Stock held by Mr. Arnold immediately prior to the Effective Time, provided that Mr. Arnold may, at his option, elect to reduce the number of Rollover Shares he contributes by up to 2,700,000 shares, and such shares that are not contributed will be converted into the right to receive the Merger Consideration at the Effective Time.

The board of directors of Sharecare (the “Board”) formed a special committee of the Board comprised solely of independent directors (the “Special Committee”) to, among other things, evaluate and make recommendations to the Board regarding proposals relating to the potential acquisition of Sharecare by potential counterparties. The Special Committee, as more fully described in Amendment No. 1 to the Company’s proxy statement (as amended thereby, the “Proxy Statement”) filed concurrently with the filing of this Transaction Statement under Regulation 14A of the Exchange Act with the SEC, evaluated the Merger, with the assistance of its own independent financial and legal advisors. After careful consideration, the Special Committee, pursuant to resolutions adopted at a meeting of the Special Committee held on June 21, 2024, unanimously (1) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Sharecare and its stockholders (other than the Rollover Stockholders), which group the Special Committee considered to be situated substantially similarly to, and include, Sharecare’s “unaffiliated security holders” (as defined in Rule 13e-3(a)(4) (“Rule 13e-3) under the Securities Act of 1934, as amended (the “Exchange Act”)), (2) determined that it is in the best interests of Sharecare and declared it advisable to enter into the Merger Agreement and (3) recommended that the Board approve and authorize the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.

The Board (acting upon the recommendation of the Special Committee), by unanimous vote of Sharecare’s directors (other than Mr. Arnold and Mr. Chadwick, who recused themselves due to the status of each as a Rollover Stockholder or a potential Rollover Stockholder, as applicable), (1) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, Sharecare and its stockholders (other than the Rollover Stockholders), which group the Sharecare Board considered to be situated substantially similarly to, and include, Sharecare’s “unaffiliated security holders” (as defined in Rule 13e-3 under the Exchange Act), (2) determined that it is in the best interests of Sharecare and its stockholders (other than the Rollover Stockholders) and declared it advisable to enter into the Merger Agreement, (3) approved the execution and delivery by Sharecare of the Merger Agreement, the performance by Sharecare of its covenants and agreements contained in the Merger Agreement and the consummation of the Merger and any other transactions contemplated thereby upon the terms and subject to the conditions contained in the Merger Agreement, and (4) resolved to recommend that Sharecare’s stockholders vote to adopt and approve the Merger Agreement, in each case on the terms and subject to the conditions set forth in the Merger Agreement.

The Merger cannot be completed without the affirmative vote of the holders representing a majority of the aggregate voting power of the outstanding shares of Sharecare Common Stock and Sharecare Preferred Stock entitled to vote thereon, voting together as a single class, to adopt the Merger Agreement.

The Company is filing Amendment No. 1 to the Proxy Statement with the SEC concurrently with the filing of this Transaction Statement under Regulation 14A of the Exchange Act, pursuant to which the Company is soliciting proxies from the Company’s stockholders in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. Copies of the Rollover Agreements are attached to the Proxy Statement as Annexes D and E. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

SCHEDULE 13E-3 ITEMS

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

Item 2.	Subject Company Information

(a) Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“Questions and Answers”

“The Parties to the Merger—Sharecare”

“Important Information Regarding Sharecare”

“Where You Can Find Additional Information”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“Questions and Answers”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“Important Information Regarding Sharecare—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Sharecare—Market Price of Sharecare Common Stock and Sharecare Warrants”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Sharecare—Dividends”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Sharecare—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Sharecare”

“Transactions in Sharecare Common Stock”

“Important Information Regarding Sharecare—Past Contracts, Transactions, Negotiations and Agreements”

Item 3.	Identity and Background of Filing Person

(a) – (c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“Questions and Answers”

“The Parties to the Merger”

“Important Information Regarding Sharecare”

“Important Information Regarding the Purchaser Filing Parties”

“Where You Can Find Additional Information”

Item 4.	Terms of the Transaction

(a)-(1) Material terms. Tender offers. Not applicable

(a)-(2) Material terms. Mergers or similar transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Sharecare Board”

“Special Factors—Position of the Altaris Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Sharecare After the Merger”

“Special Factors—Purposes and Reasons of Parent and the Altaris Filing Parties”

“Special Factors—Purposes and Reasons of the Rollover Filing Parties”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Sharecare if the Merger Is Not Completed”

“Special Factors—Interests of Sharecare’s Directors and Executive Officers in the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Accounting Treatment”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Special Meeting—Votes Required”

“The Merger Agreement—Effect of the Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Conditions to the Closing of the Merger”

Annex A—Agreement and Plan of Merger

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Purposes and Reasons of Parent and the Altaris Filing Parties”

“Special Factors—Purposes and Reasons of the Rollover Filing Parties”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Sharecare’s Directors and Executive Officers in the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Limited Guarantee”

“Special Factors—Financing of the Merger—Rollover Equity”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Employee Matters”

“The Merger Agreement—Indemnification and Insurance”

“The Rollover Agreements”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex D—Arnold Rollover Agreement

Annex E—Claritas Rollover Agreement

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Appraisal Rights”

“Questions and Answers”

“The Special Meeting—Appraisal Rights”

“Special Factors—Certain Effects of the Merger”

“Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Provisions for Unaffiliated Sharecare Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Sharecare’s Directors and Executive Officers in the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Limited Guarantee”

“Special Factors—Financing of the Merger”

“The Rollover Agreements”

“Important Information Regarding Sharecare—Prior Public Offerings”

“Important Information Regarding Sharecare—Transactions in Sharecare Common Stock”

“Important Information Regarding Sharecare—Past Contracts, Transactions, Negotiations and Agreements”

“Important Information Regarding the Purchaser Filing Parties”

“Proposal 2: The Compensation Proposal”

Annex D—Arnold Rollover Agreement

Annex E—Claritas Rollover Agreement

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Sharecare Board”

“Special Factors—Position of the Altaris Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Sharecare After the Merger”

“Special Factors—Purposes and Reasons of Parent and the Altaris Filing Parties”

“Special Factors—Purposes and Reasons of the Rollover Filing Parties”

“Special Factors—Interests of Sharecare’s Directors and Executive Officers in the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“The Merger Agreement”

“The Rollover Agreements”

Annex A—Agreement and Plan of Merger

Annex D—Arnold Rollover Agreement

Annex E—Claritas Rollover Agreement

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Sharecare if the Merger Is Not Completed”

“Special Factors—Interests of Sharecare’s Directors and Executive Officers in the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“The Merger Agreement”

“The Special Meeting—Votes Required”

“The Rollover Agreements”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex D—Arnold Rollover Agreement

Annex E—Claritas Rollover Agreement

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Purposes and Reasons of Parent and the Altaris Filing Parties”

“Special Factors—Purposes and Reasons of the Rollover Filing Parties”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Sharecare’s Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of Sharecare Common Stock and Sharecare Warrants”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Effect of the Merger”

“The Merger Agreement—Merger Consideration”

Annex A—Agreement and Plan of Merger

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Sharecare Board”

“Special Factors—Opinion of the Financial Advisors to the Special Committee – Houlihan Lokey”

“Special Factors—Opinion of the Financial Advisors to the Special Committee – MTS Securities”

“Special Factors—Position of the Altaris Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Sharecare After the Merger”

“Special Factors—Purposes and Reasons of Parent and the Altaris Filing Parties”

“Special Factors—Purposes and Reasons of the Rollover Filing Parties”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Sharecare if the Merger Is Not Completed”

“Special Factors—Interests of Sharecare’s Directors and Executive Officers in the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“The Merger Agreement—Effect of the Merger”

“The Merger Agreement— Certificate of Incorporation; Bylaws; Directors and Officers”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Exchange and Payment Procedures”

“The Rollover Agreements”

“Important Information Regarding Sharecare”

Annex A—Agreement and Plan of Merger

Annex B—Opinion of Houlihan Lokey

Annex C—Opinion of MTS Securities

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Sharecare Board”

“Special Factors—Opinion of the Financial Advisors to the Special Committee – Houlihan Lokey”

“Special Factors—Opinion of the Financial Advisors to the Special Committee – MTS Securities”

“Special Factors—Position of the Altaris Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Sharecare After the Merger”

“Special Factors—Purposes and Reasons of Parent and the Altaris Filing Parties”

“Special Factors—Purposes and Reasons of the Rollover Filing Parties”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Sharecare if the Merger Is Not Completed”

Annex B—Opinion of Houlihan Lokey

Annex C—Opinion of MTS Securities

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Sharecare Board”

“Special Factors—Opinion of the Financial Advisors to the Special Committee – Houlihan Lokey”

“Special Factors—Opinion of the Financial Advisors to the Special Committee – MTS Securities”

“Special Factors—Position of the Altaris Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Sharecare After the Merger”

“Special Factors—Purposes and Reasons of Parent and the Altaris Filing Parties”

“Special Factors—Purposes and Reasons of the Rollover Filing Parties”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Sharecare if the Merger Is Not Completed”

Annex B—Opinion of Houlihan Lokey

Annex C—Opinion of MTS Securities

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Sharecare Board”

“Special Factors—Opinion of the Financial Advisors to the Special Committee – Houlihan Lokey”

“Special Factors—Opinion of the Financial Advisors to the Special Committee – MTS Securities”

“Special Factors—Position of the Altaris Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Sharecare After the Merger”

“Special Factors—Purposes and Reasons of Parent and the Altaris Filing Parties”

“Special Factors—Purposes and Reasons of the Rollover Filing Parties”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Sharecare if the Merger Is Not Completed”

“Special Factors—Unaudited Prospective Financial Information”

“Special Factors—Interests of Sharecare’s Directors and Executive Officers in the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

Annex B—Opinion of Houlihan Lokey

Annex C—Opinion of MTS Securities

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Sharecare Board”

“Special Factors—Opinion of the Financial Advisors to the Special Committee – Houlihan Lokey”

“Special Factors—Opinion of the Financial Advisors to the Special Committee – MTS Securities”

“Special Factors—Position of the Altaris Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Sharecare After the Merger”

“Special Factors—Purposes and Reasons of Parent and the Altaris Filing Parties”

“Special Factors—Purposes and Reasons of the Rollover Filing Parties”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Sharecare if the Merger Is Not Completed”

“Special Factors—Interests of Sharecare’s Directors and Executive Officers in the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“Special Factors—Fees and Expenses”

“Special Factors—Delisting and Deregistration of Sharecare Common Stock and Sharecare Warrants”

“The Merger Agreement—Effect of the Merger”

“The Merger Agreement— Certificate of Incorporation; Bylaws; Directors and Officers”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Indemnification and Insurance”

“The Merger Agreement—Employee Matters”

“The Rollover Agreements”

“Appraisal Rights”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex B—Opinion of Houlihan Lokey

Annex C—Opinion of MTS Securities

Annex D—Arnold Rollover Agreement

Annex E—Claritas Rollover Agreement

Item 8.	Fairness of the Transaction

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Sharecare Board”

“Special Factors—Opinion of the Financial Advisors to the Special Committee – Houlihan Lokey”

“Special Factors—Opinion of the Financial Advisors to the Special Committee – MTS Securities”

“Special Factors—Position of the Altaris Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Sharecare After the Merger”

“Special Factors—Purposes and Reasons of Parent and the Altaris Filing Parties”

“Special Factors—Purposes and Reasons of the Rollover Filing Parties”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Sharecare’s Directors and Executive Officers in the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

Annex B—Opinion of Houlihan Lokey

Annex C—Opinion of MTS Securities

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Sharecare Board”

“Special Factors—Position of the Altaris Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Sharecare After the Merger”

“Special Factors—Purposes and Reasons of Parent and the Altaris Filing Parties”

“Special Factors—Purposes and Reasons of the Rollover Filing Parties”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“The Special Meeting—Votes Required”

“The Special Meeting—Voting of Proxies”

“The Special Meeting—Revocability of Proxies”

“The Merger Agreement—Conditions to the Closing of the Merger”

“Proposal 1: The Merger Proposal”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Sharecare Board”

“Special Factors—Position of the Altaris Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent and the Altaris Filing Parties”

“Special Factors—Purposes and Reasons of the Rollover Filing Parties”

“Special Factors—Opinion of the Financial Advisors to the Special Committee – Houlihan Lokey”

“Special Factors—Opinion of the Financial Advisors to the Special Committee – MTS Securities”

Annex B—Opinion of Houlihan Lokey

Annex C—Opinion of MTS Securities

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Sharecare Board”

“Special Factors—Position of the Altaris Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent and the Altaris Filing Parties”

“Special Factors—Purposes and Reasons of the Rollover Filing Parties”

“Special Factors—Interests of Sharecare’s Directors and Executive Officers in the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

(f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Sharecare Board”

“Special Factors—Purposes and Reasons of Parent and the Altaris Filing Parties”

“Special Factors—Purposes and Reasons of the Rollover Filing Parties”

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Sharecare Board”

“Special Factors—Opinion of the Financial Advisors to the Special Committee – Houlihan Lokey”

“Special Factors—Opinion of the Financial Advisors to the Special Committee – MTS Securities”

“Special Factors—Position of the Altaris Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent and the Altaris Filing Parties”

“Special Factors—Purposes and Reasons of the Rollover Filing Parties”

“Where You Can Find Additional Information”

Annex B—Opinion of Houlihan Lokey

Annex C—Opinion of MTS Securities

(c) Availability of documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Where You Can Find Additional Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of Sharecare Common Stock or by a representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

(a) – (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“The Merger Agreement—Other Covenants”

“The Merger Agreement—Conditions to the Closing of the Merger”

“The Merger Agreement—Conduct of Business Pending the Merger”

Annex A—Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects on Sharecare if the Merger Is Not Completed”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

“The Merger Agreement—Other Covenants”

“The Merger Agreement—Company Termination Fee”

“The Merger Agreement—Fees and Expenses”

“The Merger Agreement—Indemnification and Insurance”

Annex A—Agreement and Plan of Merger

Item 11.	Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Sharecare’s Directors and Executive Officers in the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“The Rollover Agreements”

“Important Information Regarding Sharecare—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding the Purchaser Filing Parties”

Annex D—Arnold Rollover Agreement

Annex E—Claritas Rollover Agreement

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“The Merger Agreement”

“The Rollover Agreements”

“Important Information Regarding Sharecare—Prior Public Offerings”

“Important Information Regarding Sharecare—Transactions in Sharecare Common Stock”

Annex A—Agreement and Plan of Merger

Annex D—Arnold Rollover Agreement

Annex E—Claritas Rollover Agreement

Item 12.	The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“The Special Meeting—Votes Required”

“The Rollover Agreements”

Annex D—Arnold Rollover Agreement

Annex E—Claritas Rollover Agreement

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Sharecare Board”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent and the Altaris Filing Parties”

“Special Factors—Purposes and Reasons of the Rollover Filing Parties”

“Proposal 1: The Merger Proposal”

Item 13.	Financial Statements

(a) Financial information. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and the unaudited financial statements set forth in Item 1 of the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2024 and June 30, 2024 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Unaudited Prospective Financial Information”

“Important Information Regarding Sharecare—Selected Historical Consolidated Financial Data”

“Important Information Regarding Sharecare—Book Value Per Share”

“Where You Can Find Additional Information”

(b) Pro forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Sharecare Board”

“Special Factors—Position of the Altaris Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of Sharecare’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15.	Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Sharecare’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Merger Consideration”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

The following exhibits are filed herewith:

16(a)(2)(i) Preliminary Proxy Statement of Sharecare, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed on September 9, 2024 and incorporated herein by reference).

16(a)(2)(ii) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(iii) Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(iv) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(v) Email to Employees, dated June 21, 2024 (included in Schedule 14A filed on June 21, 2024 and incorporated herein by reference).

16(a)(2)(vi) LinkedIn Post and Employee FAQs, dated June 21, 2024 (included in Schedule 14A filed on June 24, 2024 and incorporated herein by reference).

16(a)(2)(vii) Recorded Transcript of Employee Town Hall, dated June 28, 2024 (included in Schedule 14A filed on June 28, 2024 and incorporated herein by reference).

16(a)(2)(viii) Current Report on Form 8-K, dated June 21, 2024 (included in Form 8-K filed on June 21, 2024 and incorporated herein by reference).

16(a)(2)(ix) Recorded Transcript of Employee Town Hall, dated August 16, 2024 (included in Schedule 14A filed on August 16, 2024 and incoroprated herein by refrence).

16(b)(i) Equity Commitment Letter, dated June 21, 2024, executed by Altaris Health Partners V, L.P. and Altaris Health Partners V-A, L.P., and accepted and agreed to by Impact Acquiror Inc.†

16(c)(i) Opinion of Houlihan Lokey to the Special Committee of the Board of Directors of Sharecare, Inc., dated June 21, 2024 (included as Annex B to the Proxy Statement and incorporated herein by reference).

16(c)(ii) Opinion of MTS Securities to the Special Committee of the Board of Directors of Sharecare, Inc., dated June 21, 2024 (included as Annex C to the Proxy Statement and incorporated herein by reference).

16(c)(iii) Discussion materials prepared by Houlihan Lokey, dated June 21, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc. and the Board of Directors of Sharecare, Inc.†

16(c)(iv) Discussion materials prepared by Houlihan Lokey, dated June 17, 2024, for the Board of Directors of Sharecare, Inc.*†

16(c)(v) Discussion materials prepared by Houlihan Lokey, dated June 14, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(vi) Discussion materials prepared by Houlihan Lokey, dated June 12, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(vii) Discussion materials prepared by Houlihan Lokey, dated June 3, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(viii) Discussion materials prepared by Houlihan Lokey, dated May 31, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(ix) Discussion materials prepared by Houlihan Lokey, dated May 28, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(x) Discussion materials prepared by Houlihan Lokey, dated May 24, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xi) Discussion materials prepared by Houlihan Lokey, dated May 21, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xii) Discussion materials prepared by Houlihan Lokey, dated May 14, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xiii) Discussion materials prepared by Houlihan Lokey, dated May 3, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xiv) Discussion materials prepared by Houlihan Lokey, dated May 1, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xv) Discussion materials prepared by Houlihan Lokey, dated April 19, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xvi) Discussion materials prepared by Houlihan Lokey, dated April 12, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xvii) Discussion materials prepared by Houlihan Lokey, dated April 8, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xviii) Discussion materials prepared by Houlihan Lokey, dated March 24, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xix) Discussion materials prepared by Houlihan Lokey, dated March 22, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xx) Discussion materials prepared by Houlihan Lokey, dated March 15, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xxi) Discussion materials prepared by Houlihan Lokey, dated March 11, 2024, for the Board of Directors of Sharecare, Inc.*†

16(c)(xxii) Discussion materials prepared by Houlihan Lokey, dated February 8, 2024, for the Board of Directors of Sharecare, Inc.*†

16(c)(xxiii) Discussion materials prepared by Houlihan Lokey, dated January 24, 2024, for the Board of Directors of Sharecare, Inc.*†

16(c)(xxiv) Discussion materials prepared by Houlihan Lokey, dated October 2023 and reviewed on October 11, 2023 with the Board of Directors of Sharecare, Inc.*†

16(c)(xxv) Discussion materials prepared by MTS Securities, dated June 21, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc. and provided to the Board of Directors of Sharecare, Inc.*†

16(c)(xxvi) Discussion materials prepared by MTS, dated June 19, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xxvii) Discussion materials prepared by MTS, dated June 12, 2024 (presented June 13, 2024), for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xxviii) Discussion materials prepared by MTS, dated May 2, 2024 (presented May 3, 2024), for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(d)(i) Agreement and Plan of Merger, dated as of June 21, 2024, by and among the Company, Parent and Merger Sub (included as Annex A to the Proxy Statement and incorporated herein by reference).

16(d)(ii) Rollover Agreement, dated as of June 21, 2024, by and among Impact Aggregator LP, Impact Upper Parent Inc. and Jeffrey T. Arnold (included as Annex D to the Proxy Statement and incorporated herein by reference).

16(d)(iii) Rollover Agreement, dated as of June 25, 2024, by and among Impact Aggregator LP, Impact Upper Parent Inc. and the Claritas Rollover Stockholders (included as Annex E to the Proxy Statement and incorporated herein by reference).

16(d)(iv) Limited Guarantee, dated June 21, 2024, delivered by Altaris Health Partners V, L.P. in favor of Sharecare, Inc.†

16(f) Section 262 of the Delaware General Corporation Law.†

107 Filing Fee Table.†

*	Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.
†	Previously filed.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2024

SHARECARE, INC.

By:	/s/ Carrie Ratliff
Name: Carrie Ratliff
Title: Chief Legal Officer

[Signature Page to Schedule 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2024

IMPACT ACQUIROR INC.

By:	/s/ Nicholas Fulco
Name: Nicholas Fulco
Title: President

IMPACT MERGER SUB INC.

By:	/s/ Nicholas Fulco
Name: Nicholas Fulco
Title: President

IMPACT AGGREGATOR LP

By: Altaris Health Partners V, L.P., its General Partner

By: AHP V GP, L.P., its General Partner

By: Altaris Partners, LLC, its General Partner

By:	/s/ George E. Aitken-Davies
Name: George E. Aitken-Davies
Title: Manager

IMPACT UPPER PARENT INC.

By:	/s/ Nicholas Fulco
Name: Nicholas Fulco
Title: President

[Signature Page to Schedule 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2024

ALTARIS, LLC

By:	/s/ George E. Aitken-Davies
Name: George E. Aitken-Davies
Title: Managing Director

ALTARIS HEALTH PARTNERS V, L.P.
By:	AHP V GP, L.P. its general partner
By:	Altaris Partners, LLC, its general partner

By:	/s/ George E. Aitken-Davies
Name: George E. Aitken-Davies
Title: Manager

ALTARIS HEALTH PARTNERS V-A, L.P.
By:	AHP V GP, L.P., its general partner
By:	Altaris Partners, LLC, its general partner

By:	/s/ George E. Aitken-Davies
Name: George E. Aitken-Davies
Title: Manager

AHP V GP, L.P.
By:	Altaris Partners, LLC, its general partner

By:	/s/ George E. Aitken-Davies
Name: George E. Aitken-Davies
Title: Manager

[Signature Page to Schedule 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2024

JEFFREY T. ARNOLD

By:	/s/ Jeff Arnold
Name: Jeff Arnold

ARNOLD MEDIA GROUP, LLC
By:

By:	/s/ Jeff Arnold
Name: Jeff Arnold
Title: Manager

JT ARNOLD ENTERPRISES, II LLLP
By:

By:	/s/ Jeff Arnold
Name: Jeff Arnold
Title: General Partner

[Signature Page to Schedule 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2024

JOHN H. CHADWICK

By:	/s/ John H. Chadwick
Name: John H. Chadwick

CLARITAS CAPITAL FUND IV, LP
By: Claritas Capital EGF – IV Partners, LLC, its General Partner

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS DOZORETZ PARTNERS, LLC
By: Claritas Capital SLP – V, GP, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS IRBY, LLC
By: Claritas Capital SLP – V, GP, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS OPPORTUNITY FUND 2013, LP
By: Claritas Capital EGF – V Partners, LLC, its General Partner

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS OPPORTUNITY FUND II, LP
By: Claritas Opportunity Fund Partners II, LLC, its General Partner

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS SHARECARE CN PARTNERS, LLC
By: Claritas Capital SLP – V, GP, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

[Signature Page to Schedule 13e-3]

CLARITAS OPPORTUNITY FUND IV, L.P.
By: CC Partners IV, LLC, its General Partner

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS CORNERSTONE FUND, LP
By: CC Partners IV, LLC, its General Partner

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS SHARECARE 2018 NOTES, LLC
By: CC SLP V, GP, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS SHARECARE NOTES, LLC
By: CC SLP V, GP, its Managing Member

By:	/s/ John H. Chadwick
Name: John H. Chadwick
Title: Partner

CLARITAS SHARECARE 2019 NOTES, LLC
By: CC SLP V, GP, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS OPPORTUNITY FUND V, LP
By: CC Partners V, LLC, its General Partner

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS SC BACTES PARTNERS, LLC
By: Claritas SCB SLP, GP, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS SC PARTNERS, LLC
By: Claritas SC-SLP, GP, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

[Signature Page to Schedule 13e-3]

CLARITAS SHARECARE F3 LLC
By: Claritas Capital, LLC, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS SHARECARE-CS PARTNERS, LLC
By: CC SLP IV, GP, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS FRIST PARTNERS, LLC
By: CC Partners IV, LLC, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS SHARP PARTNERS, LLC
By: Claritas Capital, LLC, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS SHARECARE PARTNERS, LLC
By: Claritas Capital EGF – IV Partners, LLC, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS IRBY PARTNERS II, LLC
By: Claritas Capital, LLC, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS CAPITAL MANAGEMENT SERVICES, INC.

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	President

[Signature Page to Schedule 13e-3]

CLARITAS CAPITAL SLP - V, GP

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CC PARTNERS IV, LLC

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CC SLP IV, GP

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS CAPITAL, LLC

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CC SLP V, GP

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS SCB SLP, GP

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CC PARTNERS V, LLC

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS CAPITAL EGF - V PARTNERS, LLC

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS CAPITAL EGF - IV PARTNERS, LLC

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS SC-SLP, GP

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS OPPORTUNITY FUND PARTNERS II, LLC

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

[Signature Page to Schedule 13e-3]